Exhibit 4.26

AMENDMENT NO. 2 TO WARRANTS

THIS AMENDMENT NO. 2 TO WARRANTS, dated as of August 21, 2009 (this “Amendment”), is issued by nFinanSe Inc., a Nevada corporation (the “Company”), to ____________________ (the “Holder”).

RECITALS

A. WHEREAS, the Company, the Holder and other accredited investors are parties to that certain Stock Purchase Agreement, dated as of August 21, 2009 (the “August 2009 SPA”), and;

B. WHEREAS, in consideration for the Holder’s participation in the August 2009 SPA and entrance into and execution of this Amendment, the Company agreed to amend any and all warrants to purchase shares of the Company’s common stock currently held by the Holder (such warrants as listed on Schedule A hereto, the “Warrants”) such that the exercise price (the “Exercise Price”) of the Warrants shall be reduced to $0.01 per share.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

1.           The Exercise Price set forth in the first sentence of the first paragraph of the Warrants is hereby amended to be $0.01.

2.           Any provision of the Warrants which is inconsistent with the provisions of this Amendment shall be deemed amended to effectuate the intention expressed herein.  Except as hereby amended, the Warrants shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, this Amendment has been duly executed as of the date first written above.

NFINANSE INC.

By: /s/ Raymond P. Springer
Name: Raymond P. Springer
Title: Executive Vice President

Schedule A
The Warrants

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